Exhibit 99.2

Twelve Seas Investment Company and Brooge Holdings Limited Announce Filing of a Registration Statement, Preliminary Proxy Statement and Updated Investor Presentation

NEW YORK, NY, October 7, 2019 (GLOBE NEWSWIRE) -- Twelve Seas Investment Company (“Twelve Seas”) (NASDAQ: BROG), a company formed for the purpose of entering into a business combination, and Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a United Arab Emirates (“UAE”) company in the oil storage and services business, announced they have filed with the U.S. Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (the “Registration Statement”), a preliminary proxy statement and an updated Investor Presentation (the “Recent Public Filings”) related to their previously announced business combination.

The Recent Public Filings contained the first public announcement that BPGIC has executed an initial lease agreement for new land in the Port of Fujairah, UAE, near its existing facilities, which can accommodate its planned Phase III. BPGIC currently intends to use such land to (i) further increase its capacity for crude oil storage and services by developing additional capacity, and (ii) if needed, host the remaining 90% of the refinery facilities contemplated under the refinery and services agreement and related agreements with Sahara Energy Resources DMCC. BPGIC expects that Phase III alone could add storage and services capacity of up to three and half (3.5) times, or up to 3.5 million m3, the size of BPGIC’s projected operations post-Phase II, which will be 1 million m3. BPGIC believes it could execute a final lease agreement, which would permit commencing plans and construction, for this land sometime in 2019, but there can be no assurances that this will occur. Concurrently, BPGIC has had discussions with top global end-users, who have expressed interest in securing portions of the capacity of a Phase III facility.

BPGIC was founded in 2013 to capitalize on an anticipated need for oil storage capacity at the Port of Fujairah, in the UAE, which was expected to become an important oil hub. Today, the Port of Fujairah is one of the most attractive storage hubs and a key strategic trading node globally. Twelve Seas’ management believes that BPGlC’s award winning state-of-the-art terminals offer the industry’s most advanced technologies, ensuring the highest level of service to clients. BPGIC is developing terminals in phases and aims to have a total capacity of 1 million m3 following the scheduled completion of the second phase of construction by Q2 2020. If Phase III is completed successfully as planned, BPGIC would become the largest oil storage and services business in Fujairah, almost double that of its nearest competitor in the Port of Fujahira.

Following the closing of the business combination, BPGIC will continue to be led by its current management team of Nicolaas Paardenkooper, as Chief Executive Officer, Saleh Yammout, as Chief Financial Officer, Lina Saheb, as Chief Strategy Officer, and Faisal El Selim, as Chief Marketing Officer. BPGIC will remain headquartered in Fujairah, UAE.

Mr. Nicolaas Paardenkooper, CEO of BPGIC commented, “We are very excited to be announcing our initial lease for significant land in the Port of Fujairah, which alone represents future capacity additions of over three and a half times our Phase I and Phase II facilities that are currently operating and under construction, respectively. After completion of Phase II in Q2 2020, we expect to be the second largest non-capitive storage provider in Fujariah, and now with this Phase III land, we expect to be the largest storage provider, captive or non-captive, in Fujariah, at a time when the strategic importance of Fujariah within the region and globally is increasing significantly. We are committed to completing this merger with Twelve Seas and entering the U.S. capital markets. We recognize that the U.S. capital markets are the largest in the world and include sophisticated U.S. and global investors with large investments in similar public companies within our industry.”

Key Transaction Terms

Pursuant to the business combination agreement (the “BC Agreement”), (i) Twelve Seas will merge with a newly formed Cayman Islands merger subsidiary of Brooge Holdings Limited, which is a newly formed Cayman Islands holding company (“Pubco”), pursuant to which the Twelve Seas securityholders will receive substantially identical securities of Pubco in the merger and Twelve Seas will become a wholly-owned subsidiary of Pubco and (ii) simultaneously, Pubco will acquire 100% of the issued and outstanding shares of BPGIC in exchange for the sole shareholder of BPGIC receiving an aggregate of 100.0 million newly issued ordinary shares of Pubco (collectively, the “Transaction”); provided that at the election of BPGIC, up to 40% of the Closing Proceeds (defined below) may be paid as cash consideration instead of Pubco shares. The transaction is valued at approximately $1 billion.

In the Transaction, BPGIC will become a wholly-owned subsidiary of Pubco, and the post-transaction business of the combined company will be that of BPGIC. All cash remaining in Twelve Seas at the closing of the Transaction is expected to be used for BPGIC’s growth. If no Twelve Seas shareholders elect to redeem their shares, and there is no election by BPGIC for cash consideration in lieu of shares, then the current shareholder of BPGIC will hold approximately 78% of the issued and outstanding shares of Pubco, and current shareholders of Twelve Seas will hold approximately 22% of the issued and outstanding shares of Pubco. In the event additional funds are raised in connection with the Transaction, the ownership percentages will be adjusted accordingly. A total of 20.0 million of the 100.0 million ordinary shares being issued to BPGIC’s shareholder will be placed into escrow and subject to release upon Pubco satisfying certain milestones.

The parties expect the Transaction to close by the end of the fourth quarter of 2019, subject to certain closing conditions, including that Twelve Seas will have net cash proceeds at closing (after payment of expenses and any redemptions from Twelve Seas’ trust account), including any proceeds of any new equity financings, in excess of $125 million (“Closing Proceeds”). In addition, the closing is subject to the approval of the shareholders of Twelve Seas and BPGIC, as well as certain other third parties.

Advisors

EarlyBirdCapital, Inc. is acting as financial and capital markets advisor to Twelve Seas and Ellenoff Grossman & Schole LLP is acting as its legal advisor.

K&L Gates LLP is acting as legal advisor to BPGIC.

Maples and Calder is acting as Cayman Islands legal counsel for the Transaction.

About Twelve Seas Investment Company

Twelve Seas is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Twelve Seas is led by Chairman Neil Richardson, Chief Executive Officer Dimitri Elkin, Chief Operating Officer Bryant B. Edwards, President Stephen A. Vogel, and Chief Financial Officer Stephen N. Cannon.

About Brooge Petroleum and Gas Investment Company

Established in 2013, BPGIC is an independent oil storage provider, strategically located in the Emirate of Fujairah within the UAE. The Port of Fujairah is one of the most attractive storage hubs and a key strategic trading node globally. BPGlC's terminals are award winning state-of-the-art facilities which BPGIC’s management believes offer the industry’s most advanced technologies, ensuring the highest level of service to clients.

BPGIC’s current terminal is located at a prime location in close proximity to the Port of Fujairah’s berth connection points. BPGIC is developing terminals in phases and aims to have a total capacity of 1 million m3 following the completion of the second phase of construction. Phase I commenced operations in December 2017 with 0.4 million m3 of capacity. The terminals are capable of storing fuel oil and clean products. Phase II is currently under construction and expected to be operational in Q2 2020. Upon completion of Phase II, there will be total capacity of 1.0 million m3, and capability to store crude oil, fuel oil and clean products. The design of Phase II will enable efficient loading and unloading of VLCC vessels (very large crude carriers).

The Company also focuses on value added services to its customers including: Blending, Heating, Inter-tank transfer and Throughput transfer. BPGIC is fully compliant with current environmental standards.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning the Business Combination, BPGIC’s and Pubco’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) BPGIC’s inability to obtain additional land on which it can develop additional facilities on commercially attractive terms, including its ability to enter into a final lease agreement for the plot of land in the port of Fujairah where BPGIC currently plans to locate its Phase III facilities; (2) the loss of any end-users; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the BC Agreement; (4) the outcome of any legal proceedings that may be instituted against Twelve Seas, BPGIC, Pubco or others following announcement of the BC Agreement and the transactions contemplated therein; (5) the inability to complete the Transaction due to the failure to obtain approval of the shareholders of Twelve Seas; (6) the inability to complete the transactions contemplated by the BC Agreement due to the failure to obtain consents and approvals of BPGIC’s shareholders and investors or other relevant third parties; (7) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the BC Agreement; (8) delays in satisfying in a timely manner the other conditions contained in the BC Agreement; (9) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (10) the inability to recognize the anticipated benefits of the Business Combination; (11) the ability to obtain or maintain the listing of Pubco’s securities on NASDAQ following the Business Combination, including having the requisite number of shareholders; (12) costs related to the Business Combination; (13) changes in applicable laws or regulations; (14) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in filings with the SEC by Twelve Seas or Pubco. Readers are referred to the most recent reports filed with the SEC by Twelve Seas and Pubco. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from such registration requirements.

No Assurances

There can be no assurance that the proposed Transaction will be completed, nor can there be any assurance that if the Transaction is completed, the potential benefits of combining the companies will be realized. The description of the Transaction contained herein is only a summary and is qualified in its entirety by the disclosures in the Registration Statement and by the definitive agreements relating to the Transaction, copies of which have been filed by Twelve Seas with the SEC as an exhibit to a Current Report on Form 8-K.

Additional Information and Where to Find It

On September 27, 2019, Pubco filed the Registration Statement with the SEC, which included a preliminary proxy statement of Twelve Seas and a prospectus in connection with the proposed business combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Twelve Seas as of a record date to be established for voting on the business combination. Shareholders of Twelve Seas and other interested persons are advised to read the preliminary proxy statement and amendments thereto, and the definitive proxy statement, when available, in connection with Twelve Seas’ solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Twelve Seas, BPGIC, Pubco, and the business combination. Shareholders will also be able to obtain copies of the Registration Statement and the related proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to Twelve Seas by contacting its Chief Financial Officer, Stephen N. Cannon, c/o Twelve Seas Investment Company, 135 East 57th Street, 18th Floor, New York, New York 10022, or at info@twelveseascapital.com.

Participants in Solicitation

Twelve Seas, Pubco, BPGIC, BPGIC’s shareholder and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Twelve Seas in connection with the business combination. Shareholders of Twelve Seas and other interested persons may obtain more information regarding the names and interests in the proposed Transaction of Twelve Seas’ directors and officers in Twelve Seas’ filings with the SEC, including Twelve Seas’ annual report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the related definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

FOR INVESTOR AND MEDIA INQUIRIES, PLEASE CONTACT:

Investor Relations

The Equity Group Inc.

Fred Buonocore – (212) 836-9607 / fbuonocore@equityny.com

Mike Gaudreau – (212) 836-9620 / mg@equityny.com

Twelve Seas Investment Company

Stephen N Cannon,Chief Financial Officer

info@twelveseascapital.com

SOURCE Twelve Seas Investment Company